UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35637 / June 17, 2025

In the Matter of:

Global X Venture Fund,
Global X Management Company LLC,

605 Third Avenue, 43rd Floor
New York, New York 10158

Mirae Asset Global Investments (USA) LLC,
Mirae Asset Global Investments (Hong Kong) Limited,
Mirae Asset Capital Life Science, Inc.,
Mirae Asset Disruptive Technologies Fund I, LP,
Mirae Asset Disruptive Technologies Fund II, LP,
Mirae Asset Partner Opportunities Fund I, LP, and
Mirae Asset AB Co-Invest, LP

1212 Avenue of the America, 10th Floor
New York, New York 10136

812-15704

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Global X Venture Fund, et al. filed an application on February 20, 2025, and an amendment to
the application on April 29, 2025, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On May 19, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35593). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Global X Venture Fund, et al. (File No. 812-15704) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.